Exhibit 99.1

GENFIT: Publication of the 2020 Universal Registration Document and the 2020 Annual Report on Form 20-F; Annual Shareholders Meeting to take place on June 15, 2021

Lille, France; Cambridge, MA; April 23, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced the filing of its 2020 Universal Registration Document with the Autorité des marchés financiers (AMF) and its Annual Report on Form 20-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission (SEC) and that its annual shareholders meeting will take place on Tuesday, June 15, 2021.

These annual reports are available to the public free of charge in accordance with applicable regulations and may be viewed at and downloaded from GENFIT’s website at ir.genfit.com. The 2020 Registration Document is also available on the AMF’s website: www.amf-france.org and the Annual Report on Form 20-F is available on the website of the SEC (www.sec.gov).

GENFIT’s 2020 Universal Registration Document includes, in particular, the annual financial report, the annual Board of Directors’ management report, the Board of Directors’ report on corporate governance, the Statutory Auditors’ reports on the annual and consolidated financial statements and related-party agreements and the table summarizing the fees paid to the Statutory Auditors.

The Annual Shareholders Meeting (initially planned on May 28, 2021) which will vote on these reports, will take place on June 15, 2021. Further information will be provided in the meeting notice of this Shareholders Meeting which will be sent out in the French Bulletin des Annonces Légales Obligatoires in due time.

As previously announced, GENFIT will provide an update on its pipeline before the summer, during two conference calls:

In English on May 11, 2021 at 4:15pm EDT / 22:15 CEST

In French on May 12, 2021 at 1:30am EDT / 07:30 CEST

Both conference calls will be accessible on the investor page of our website, under the events section at ir.genfit.com or by calling +1 877-407-9167 (toll-free) five minutes prior to the start time (no passcode needed). A replay will be available shortly after the call.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp® in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2